ARMLOGI HOLDING CORP.

July 10, 2023

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joanna Lam
Raj Rajan
Michael Purcell
Kevin Dougherty

Re:	Armlogi Holding Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 13, 2023
CIK No. 0001972529

Ladies and Gentlemen:

This letter is in response to the letter dated June 27, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Armlogi Holding Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 39

1. We note your response to prior comment 6 did not fully address the issues. Thus, the comment is reissued. We note your disclosures in accounting policies indicate that several estimates are used, in determining ROU assets and liabilities, useful lives and residual values of property and equipment, determination of transit period and percentage of completion of shipment, impairment of long lived assets etc., Please revise to include disclosure of all critical accounting estimates as required by Item 303 of Regulation S-K, or show us how you concluded that there were no critical accounting policies and estimates that affect the preparation of financial statements. Your disclosure should include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over the period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

In response to the Staff’s comments, we have concluded that there were no critical accounting estimates that affected the preparation of financial statements for the years ended June 30, 2022 and 2021. This conclusion has been disclosed under the “Use of estimates” section of Note 2 of the financial statements. For the items mentioned in the Staff’s comments above, our analysis and conclusion are as follows:

●	ROU and liabilities. Our ROU and liabilities were initially calculated based on discounting the lease payments by the incremental borrowing rate over the lease term. The lease payments are stipulated in the lease agreement and, as such, there were no estimates required. The incremental borrowing rate was obtained from an observable market borrowing rate with a term similar to our lease term. It was obtained directly from the market and thus there was little management’s estimate involved. Therefore, we concluded that there were no critical estimates involved in the recognition of ROU and lease liabilities.

●	Useful lives of property and equipment and residual values. We determined the useful lives and residual values of property and equipment by referencing to useful lives and residual values commonly used by the industry and/or recommended by IRS for the property and equipment that are in the same category. Our property and equipment are fixed assets, such as trucks, forklifts, furniture, and fixture that are commonly used in the industry and they are not unique or specialty fixed assets. Therefore, although the useful lives and residual values of property and equipment require certain estimates, the estimates have not involved significant judgments and assumptions from management. We have nevertheless revised our disclosure on page 39 of the Amended Draft Registration Statement No. 2 to discuss useful lives of property and equipment.

●	Transit period and percentage of completion of shipment. The shipment transit time, in general, is within a short period (namely, one to seven days) and each shipment has its own tracking code, departure date, and delivery date. All such information is readily available from the database of the carriers with which we cooperate, such as FedEx and UPS. With all the information available, we can reliably determine the total transit days and percentage of completion for each shipment. For shipments that took place near the end of each year, when we closed our books for each fiscal year (the actual activity of closing books is done a certain period of time after the year end ). Therefore, the final delivery date information was already available to us to calculate the percentage of completion for each shipment that took place near the year end. The percentage of completion will then be used to determine the revenue cut-off for shipments that cross two fiscal years, which is how much revenue should be recognized for the current fiscal year and the following fiscal year, respectively. For the shipments that have already been completed and delivered during the year, such cut-off calculation is not required. Therefore, there were not many estimates involved when we calculated the transit period and percentage of completion of shipment when preparing the financial statements. The calculations were based on the information already available to us.

●	Impairment of long-lived assets. Impairment of long-lived assets only requires the use of estimates when impairment indicators exist. These estimates include for any long-lived asset: (i) the determinations of the assumptions used to calculate the undiscounted cashflows for comparing to its carrying value when impairment indicators exist, and (ii) estimates used to calculate the fair value for comparing to its carrying value to determine the amount of impairment loss when the undiscounted cash flows are lower than the carrying value of such long-lived asset. We have concluded that there were no impairment indicators for our long-lived assets as of June 30, 2022 and 2021. Therefore, there were no estimates in this regard when preparing financial statements.

Management, page 59

2. We note your response to comment 12 and reissue in part. Please provide the principal occupations and any directorships for Tong Wu over the past five years. See Item 401(e) of Regulation S-K.

In response to the Staff’s comments, we have revised our disclosure on page 59 of the Amended Draft Registration Statement No. 2 to provide the principal occupations for Tong Wu for the past five years.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Aidy Chou
Name:	Aidy Chou
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC